SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

		Year Ended December 31, 2011		Period from November 15, 2010 to December 31, 2010

Earnings
	Pre-tax net income	$12,842		$249
	Add:
	Fixed charges	30,344		3,861
	Earnings, as adjusted	$43,186		$4,110

Fixed charges
	Interest expensed and capitalized	$28,336		$3,631
	Amortized premiums, discounts and capitalized expenses related to indebtedness	1,983		228
	Estimate of interest within rental expense	25		2
	Fixed charges, as adjusted	$30,344		$3,861

	Ratio of earnings to fixed charges	1.42	x	1.06	x